UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
Altimmune, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
02155H200
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-l(b)

☐  Rule 13d-l(c)

☒  Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Velocity Pharmaceutical Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,887,250

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,887,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,887,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Based on 15,338,072 shares of common stock of the Issuer outstanding as of November 12, 2019, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2019.

Page 2 of 9 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Velocity Pharma Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,887,250

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,887,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,887,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Based on 15,338,072 shares of common stock of the Issuer outstanding as of November 12, 2019, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2019.

Page 3 of 9 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
David J. Collier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,887,250

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,887,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,887,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Based on 15,338,072 shares of common stock of the Issuer outstanding as of November 12, 2019, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2019.

Page 4 of 9 pages

CUSIP No. 02155H200	SCHEDULE 13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
James Watson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,887,250

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,887,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,887,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Based on 15,338,072 shares of common stock of the Issuer outstanding as of November 12, 2019, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2019.

Page 5 of 9 pages

Item 1.

(a)	Name of Issuer:

Altimmune, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

910 Clopper Road, Suite 201S, Gaithersburg, Maryland 20878

Item 2.
(a)	Name of Person filing:

This Schedule 13G is being filed on behalf of (i) Velocity Pharmaceutical Holdings LLC, a Delaware limited liability company (“VPH”), (ii) Velocity Pharma Management, LLC, a Delaware limited liability company (“VPM”), (iii) David J. Collier, an individual who is a citizen of the United States of America (“Mr. Collier”) and (iv) James Watson, an individual who is a citizen of the United States of America (“Mr. Watson”, and together with VPH, VPM and Mr. Collier, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 12d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address or Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 400 Oyster Blvd., Suite 202, South San Francisco, California 94080.

(c)	Citizenship:

See Item 2(a) above.

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share

(e)	CUSIP Number:

02155H200

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g) A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k) Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Page 6 of 9 pages

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2019:

VPH is the record holder of 1,887,250 shares of the Common Stock of the Issuer (the “Shares”).  VPM, as the manager of VPH, and Mr. Collier and Mr. Watson, each a managing member of VPM, may be deemed to have beneficial ownership of the Shares held by VPH.

(a)	Amount beneficially owned: See Row 9 of each cover page.

(b)	Percent of class: See Row 11 of each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See Row 5 of each cover page.

	(ii)	Shared power to vote or to direct the vote See Row 6 of each cover page.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of each cover page.

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2020

VELOCITY PHARMACEUTICAL HOLDINGS LLC

By:    /s/ David J. Collier

Name:     David J. Collier

Title:  Managing Member of Velocity Pharma Management, LLC, Manager

VELOCITY PHARMA MANAGEMENT, LLC

By:    /s/ David J. Collier

Name:     David J. Collier

Title:  Managing Member

DAVID J. COLLIER

  /s/ David J. Collier

JAMES WATSON

  /s/ David J. Collier
David J. Collier, by power of attorney

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 9 pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  February 14, 2020

VELOCITY PHARMACEUTICAL HOLDINGS LLC

By:    /s/ David J. Collier

Name:     David J. Collier

Title:  Managing Member of Velocity Pharma Management, LLC, Manager

VELOCITY PHARMA MANAGEMENT, LLC

By:    /s/ David J. Collier

Name:     David J. Collier

Title:  Managing Member

DAVID J. COLLIER

  /s/ David J. Collier

JAMES WATSON

  /s/ David J. Collier
David J. Collier, by power of attorney

Page 9 of 9 pages

Exhibit 2

POWER OF ATTORNEY
February 13, 2020
Know all by these presents that the undersigned hereby constitutes and appoints David J. Collier as the undersigned's true and lawful attorney-in-fact to:
1)
execute for and on behalf of the undersigned Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and statements on Schedule 13G pursuant to Rule 13(d) under the Act, in the undersigned's capacity as a reporting person with respect to Altimmune, Inc. (the "Company");

2)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and statements on Schedule 13G, complete and execute any amendment or amendments thereto, and timely file such form with the U.S. Securities and Exchange Commission (the "SEC") and any securities exchange or similar authority; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned also ratifies hereby any action previously taken by the attorney-in-fact that would have been authorized by this power of attorney if it has been in effect at the time such action was taken.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 and Rule 13(d) of the Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 and statements on Schedule 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date first written above.
/s/ James F. Watson
Name: James F. Watson